[redacted]

SEC Mail Processing Section
FEB 25 2010
Washington, DC
122

SECUR 10026907 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47724

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTERNATIONAL CORRESPONDENT TRADING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 WASHINGTON BOULEVARD SUITE 2401
(No. and Street)

JERSEY CITY (City) NEW JERSEY (State) 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ILANA BENMAYOR (201) 222-9300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ZELL AND ETTINGER CPA'S
(Name – *if individual, state last, first, middle name*)

3001 AVENUE M (Address) BROOKLYN (City) NEW YORK (State) 11210 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MW

OATH OR AFFIRMATION

I, ILANA BEN-MAYOR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTERNATIONAL CORRESPONDENT TRADING, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

V. P.

Title

Notary Public

LESLIE J. MOSKOWITZ
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires Jan. 5, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERNATIONAL CORRESPONDENT TRADING, INC.

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009

ZELL & ETTINGER
CERTIFIED PUBLIC ACCOUNTANTS
3001 AVENUE M
BROOKLYN, NEW YORK 11210

zellandettinger.com

Tel. (718) 692-1212
Fax. (718) 258-2485

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
International Correspondent Trading, Inc.
525 Washington Blvd.
Jersey City, New Jersey 07310

We have audited the accompanying statement of financial condition of International Correspondent Trading, Inc. as of December 31, 2009 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Correspondent Trading, Inc. as of December 31, 2009, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles of the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the financial statements entitled "Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Zell & Ettinger

Zell & Ettinger, CPA's
Brooklyn, New York
February 12, 2010

INTERNATIONAL CORRESPONDENT TRADING, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2009

ASSETS

Cash	$ 584,110
Receivables	237,285
Other securities	341,194
Furniture, at cost, less accumulated depreciation of $1,917	5,083
Other assets	76,813
TOTAL ASSETS	$1,244,485

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued liabilities	$ 364,332
Accrued pension payable	131,028
TOTAL LIABILITIES	495,360
STOCKHOLDERS' EQUITY	
Common stock, $10 par value; 200 shares authorized; 100 shares issued and outstanding	1,000
Additional paid-in capital	399,091
Retained earnings	349,034
TOTAL STOCKHOLDERS' EQUITY	749,125
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,244,485

The accompanying notes are an integral part of this statement

INTERNATIONAL CORRESPONDENT TRADING, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES	
Commission income	$10,777,418
Net gain <loss> from securities transactions	<106,375>
Interest and dividend income	631
Other income	52,649
TOTAL REVENUES	10,724,323
EXPENSES	
Employee compensation and benefits	6,912,603
Floor brokerage, exchange, and clearance fees	1,663,315
Communications and data processing fees	1,317,593
Occupancy	104,614
Other expenses	727,154
TOTAL EXPENSES	10,725,279
NET INCOME BEFORE TAXES	<956>
PROVISION FOR INCOME TAXES	2,118
NET INCOME	$ <3,074>

The accompanying notes are an integral part of this statement

INTERNATIONAL CORRESPONDENT TRADING, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

	Total	Common Stock	Additional Paid-in Capital	Retained Earnings
Stockholders' equity -				
January 1, 2009	$752.199	$ 1,000	$ 399,091	$ 352,108
Net income	<3,074>			<3,074>
Stockholders' equity -				
December 31, 2009	$749,125	$ 1,000	$ 399,091	$ 349,034

The accompanying notes are an integral part of this statement.

INTERNATIONAL CORRESPONDENT TRADING, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income <loss>		$ <3,074>
Adjustments to reconcile net income to net		
Cash used in operating activities		
Depreciation	$ 1,000	
Decrease in receivables	158,498	
Decrease in other securities	4,871	
Decrease in accounts payable	<85,012>	
Decrease in other assets	14,527	
Increase in pension payable	8,622	102,506
TOTAL CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		99,432
NET DECREASE IN CASH		<150,867>
CASH AT BEGINNING OF YEAR		484,678
CASH AT END OF YEAR		$584,110

SUPPLEMENTAL DISCLOSURES

Income tax	$ 2,118

The accompanying notes are an integral part of this statement

SUPPLEMENTARY INFORMATION

INTERNATIONAL CORRESPONDENT TRADING, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO

UNIFORM NET CAPITAL RULE 15c3-1

AS OF DECEMBER 31, 2009

Credits		
Stockholders' equity		$749,125
Debits		
Worthless securities	$ 140	
Security deposits	41,173	
Loan	35,500	
Fixed assets	5,083	
Total debits		81,896
Net capital before haircuts		667,229
Haircuts on securities		7,082
Net capital		660,147
Minimum requirement - the greater of 6-2/3% of aggregate indebtedness of $495,360 or $100,000		<100,000>
Excess net capital		$560,147
Excess net capital at 1000%		540,149
Ratio of aggregate indebtedness to net capital		75%

Aggregate indebtedness

Accounts payable and accrued liabilities	$364,332
Accrued pension payable	131,028
	$495,360

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

INTERNATIONAL CORRESPONDENT TRADING, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The following summary of International Correspondent Trading, Inc.'s (the Company) major accounting policies is presented to assist in the interpretation of the financial statements.

Nature of Business

The Company is a broker/dealer conducting a general securities business, with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The company engages in trading and other activities related to the securities industry.

The Company began operations in November of 1995.

Method of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting; consequently, revenues are recognized when earned, and expenses are recognized when incurred.

Cash & Cash Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents. Other securities consist of a money market account.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Concentrations of Credit Risk

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Other Comprehensive Income

The Company has no items of other comprehensive income in any period presented. Therefore, net income as presented in the Company's Statement of Operations equals comprehensive income.

NOTE 2 - RECEIVABLE FROM CLEARING BROKER

The Company has entered into a contract with National Financial Services LLC, in which National Financial Services LLC will clear transactions introduced by the Company, as well as maintain, and provide cashiering functions for these accounts. These functions include the receipt, delivery and transfer of securities purchased, sold, borrowed and loaned, receiving and distributing payments, holding and safekeeping of securities and payments received, handling of margin accounts, including paying and charging of interest, receipt and distribution of dividends and other distributions, and the processing of rights offerings, warrants, tender offers and redemptions.

For purposes of the SEC's financial responsibility rules and SIPC requirements, the Company's customers will be considered customers of National Financial Services LLC and not customers of the Company.

National Financial Services LLC is responsible for compliance with Regulation T, 12 C.F.R. PART 220, the federal margin regulation of the Federal Reserve System. The Company is responsible for the collection of the required margin for each transaction, and the maintenance of such required margin for its accounts.

NOTE 3 - OTHER ASSETS - SECURITY DEPOSITS & LEASEHOLD AGREEMENTS

The Company has a security deposit in the amount of $32,813 with its landlord. The deposit is held in an interest bearing account at Chase Manhattan Bank. In addition the Company has a security deposit with the NASDAQ for $3,360. The company also has a deposit on account with their attorney in the amount of $5,000.

The company has an employee loan outstanding for $35,500.

NOTE 4 -DEPRECIATION

Depreciation is provided on a straight-line basis using the estimated useful life.

NOTE 5 - MARKETABLE SECURITIES

The Company maintains various proprietary accounts in which it trades to accommodate its customers. As of December 31, 2009 there were no positions of securities.

NOTE 6 - COMMISSIONS

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 7 - TAXES

The Company elected to be treated as an S-Corporation for Federal and New Jersey corporate tax purposes. An S corporation provides for elements of income and expense to flow through to the shareholders. The individual shareholders are taxed on this income at their respective personal income tax rates.

NOTE 8 - PROFIT SHARING PLAN

The Company has a qualified profit sharing plan that covers substantially all full-time employees meeting certain eligibility requirements. The annual contribution is discretionary as determined by the Board of Directors; however, the contributions cannot exceed 20% of compensation for the eligible employees in any one tax year. The Company's contributions to the plan were $131,028 for the year ending December 31, 2009.

NOTE 9 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA), the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires that the Company maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $100,000, whichever is greater. While net capital and aggregate indebtedness change from day to day, as of December 31, 2009, the Company had net capital of $660,147 which exceeded requirements by $560,147.

NOTE 10 - DESCRIPTION OF LEASING ARRANGEMENTS

The Company leases office space from Trizec, Inc. The lease was renewed in April 2009. The monthly rent paid is $7,067.50 payable the first of each month through September 30, 2014.

The Company leases its office under a non-cancelable operating lease. The following is a schedule of future minimum lease payments required under the lease:

2010	$84,810
2011	84,810
2012	84,810
2013	84,810
2014	63,608

NOTE 11 - COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and paid sick days depending on job classification, length of service, and other factors. It is not practicable for the Company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

ZELL & ETTINGER
CERTIFIED PUBLIC ACCOUNTANTS
3001 AVENUE M
BROOKLYN, NEW YORK 11210

zellandettinger.com

Tel. (718) 692-1212
Fax. (718) 258-2485

**INDEPENDENT AUDITOR'S REPORT
ON THE INTERNAL CONTROL STRUCTURE
(REPORTABLE CONDITIONS WERE NOT NOTED)**

To the Board of Directors
International Correspondent Trading, Inc.
525 Washington Blvd.
Jersey City, New Jersey 07301

We have audited the financial statements of International Correspondent Trading, Inc. (the "Company") for the year ended December 31, 2009, and have issued our report thereon dated February 12, 2010.

In planning and performing our audit for the year ended December 31, 2009, we considered the Company's internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the Company's basic financial statements and not to provide assurance on internal control structure.

Also, as required by rule 17-a 5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations in any internal control structure, errors, irregularities or instances of noncompliance may nevertheless occur and not be detected.

ZELL & ETTINGER
CERTIFIED PUBLIC ACCOUNTANTS
3001 AVENUE M
BROOKLYN, NEW YORK 11210

zellandettinger.com

Tel. (718) 692-1212
Fax. (718) 258-2485

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. Pursuant to our study, we did not find any weakness involving internal control that we considered to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended for the Board of Directors, Management and the FINRA, and other regulatory agencies as may be required, and is not intended to be and should not be used by anyone other than these specific parties.

Zell & Ettinger

Zell & Ettinger, CPA's
Brooklyn, New York
February 12, 2010

ZELL & ETTINGER
CERTIFIED PUBLIC ACCOUNTANTS
3001 AVENUE M
BROOKLYN, NEW YORK 11210

zellandettinger.com

Tel. (718) 692-1212
Fax. (718) 258-2485

INDEPENDENT AUDITOR'S REPORT ON THE ANTI MONEY LAUNDERING COMPLIANCE PROGRAM REQUIRED BY FEDERAL LAW (REPORTABLE CONDITIONS WERE NOT NOTED)

To the Board of Directors
International Correspondent Trading, Inc.
525 Washington Blvd.
Jersey City, New Jersey 07301

We have audited the financial statements of International Correspondent Trading, Inc. (the "Company") for the year ended December 31, 2009, and have issued our report thereon dated February 12, 2010.

In planning and performing our audit for the year ended December 31, 2009, we reviewed the Company's anti money laundering program (AML) required by Federal law.

FINRA ANTI-MONEY LAUNDERING PROGRAM RULE

On February 15, 2002, the FINRA filed with the SEC a rule proposal that would set forth minimum standards for the broker/dealers' AML compliance programs. As required by the Money Laundering Abatement Act itself, the rule proposal would require firms to develop and implement a written AML compliance program by April 24, 2002. The proposed rule would require the program to be approved in writing by a member of senior management and be reasonably designed to achieve and monitor the member's ongoing compliance with requirements of the Bank Security Act (BSA) and the implementing regulations promulgated thereunder. The proposed rule change would require firms, at a minimum, to:

1. establish and implement policies and procedures that can be reasonably expected to detect and cause the reporting of suspicious transactions;

2. establish and implement policies, procedures, and internal controls reasonably designed to achieve compliance with the BSA and implanting regulations;

3. provide for independent testing for compliance to be conducted by member personnel or by qualified outside party;

4. designate an individual or individuals responsible for implementing and monitoring the day-to-day operations and internal controls of the program; and

5. provide ongoing training for appropriate personnel.

We reviewed the procedures adopted by the Company to comply with the rules described above. In addition we tested for compliance of the above procedures.

Pursuant to our study, we found compliance with the above procedures with no exceptions noted.

ZELL & ETTINGER
CERTIFIED PUBLIC ACCOUNTANTS
3001 AVENUE M
BROOKLYN, NEW YORK 11210

zellandettinger.com

Tel. (718) 692-1212
Fax. (718) 258-2485

This report is intended for the Board of Directors, Management and the FINRA, and other regulatory agencies as may be required, and is not intended to be and should not be used by anyone other than these specific parties.

Zell & Ettinger

Zell & Ettinger, CPA's
Brooklyn, New York
February 12, 2010

ZELL & ETTINGER
CERTIFIED PUBLIC ACCOUNTANTS
3001 AVENUE M
BROOKLYN, NEW YORK 11210

zellandettinger.com

Tel. (718) 692-1212
Fax. (718) 258-2485

To the Board of Directors
International Correspondent Trading, Inc.
525 Washington Blvd.
Jersey City, New Jersey 07310

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by International Correspondent Trading, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating International Correspondent Trading, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). International Correspondent Trading, Inc.'s management is responsible for the International Correspondent Trading, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences [*if applicable*].

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Zell & Ettinger

Zell & Ettinger, CPA's
Brooklyn, New York
February 17, 2010

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

AMENDED
047724 FINRA DEC
INTERNATIONAL CORRESPONDENT TRADING INC 10*10
525 WASHINGTON BLVD STE 2401
JERSEY CITY NJ 07310-1631

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
ILANA BENMAYOR (201)222-9300

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ ~~16274~~ 18248.00

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (6549)
7/21/2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 11699 ~~9725~~

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) Check #4927 $ ~~9725~~ 1974.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

INTERNATIONAL CORRESPONDENT TRADING INC
(Name of Corporation, Partnership or other organization)

Ilana Benmayor
(Authorized Signature)

Dated the 20th day of February, 2010.

V.P.
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

AMENDED

Amounts for the fiscal period beginning April 1, 2009 and ending DEC 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ ~~7630924~~ 8518565

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — 0

(2) Net loss from principal transactions in securities in trading accounts. — 0

(3) Net loss from principal transactions in commodities in trading accounts. — 0

(4) Interest and dividend expense deducted in determining item 2a. — 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. — 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — 0

(7) Net loss from securities in investment accounts. — 0

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 0

(2) Revenues from commodity transactions. — 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — ~~1123375~~ 1219330

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) — ______

Total deductions — ~~6509549~~ 7299235

2d. SIPC Net Operating Revenues — $ 18248.08

2e. General Assessment @ .0025 — $ ______

(to page 1 but not less than $150 minimum)